Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

You are invited to the Husky Energy Inc. Annual and Special Meeting of Shareholders

When

Wednesday, May 6, 2015, 10:30 a.m. (Calgary time)

Where

Palomino Room, BMO Centre, 20 Roundup Way, S.E., Calgary, Alberta

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual and Special Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2014;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation;

4.	To consider and, if thought fit, approve amendments to the Corporation’s Incentive Stock Option Plan; and

5.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

You have the Right to Vote

Only shareholders of record at the close of business on March 18, 2015 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 4, 2015, or on the second last business day preceding any adjournment of the Meeting.

By Order of the Board of Directors

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Calgary, Alberta, Canada

March 16, 2015